UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of April 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Combined Shareholders' Meeting, April 24, 2014

Paris, April 24, 2014. The Combined Shareholders’ Meeting of Veolia Environnement took place at the Maison de la Mutualité in Paris, on Thursday, April 24, 2014, under the chairmanship of Antoine Frérot, Chairman and Chief Executive Officer of the Company. In the meeting, shareholders approved all resolutions on the agenda.

In particular, shareholders:

•	renewed the terms of office of Antoine Frérot, Daniel Bouton and Qatari Diar Real Estate Investment Company, represented by Khaled Al Sayed as directors for a four-year term expiring at the end of the shareholders' meeting convened to approve the financial statements for the period ended December 31, 2017;
•	approved the option to receive payment of the 2013 dividend of €0.70 in either cash or shares. Shareholders may opt(1) for the payment of the dividend in shares between April 30 and May 16, 2014 inclusive, by sending their request to their financial intermediary. The issue price of the new shares resulting from exercising the option for payment of the dividend in shares has been set at €13.01. For shares listed on the Euronext Paris regulated market, the ex-dividend date will be April 30, 2014 (2) and the dividend will be made payable in cash or in shares from May 28, 2014(3);
•	gave a favourable opinion of remuneration due or paid with respect to 2013 and of the 2014 remuneration policy regarding Antoine Frérot, the Company's Chairman and CEO;

(1)	Important information for shareholders not resident in France: legal restrictions may apply to the payment of the dividend in shares. These shareholders are required to familiarise themselves with the applicable conditions under the laws and rules of their country of residence.
(2)	ADR holders may be subject to different election and payment dates and should consult the depositary for details.
(3)	Practical arrangements for the option to receive payment of the dividend in shares or in cash will be communicated to shareholders of Veolia Environnement by their financial intermediaries. See www.finance.veolia.com for details of these arrangements.

April 24, 2014

•	approved the amendment of the article 11 of the Articles of Association to determine arrangements for appointing one or more directors representing employees to the Board of Directors in accordance with the French Employment Protection act of June 14, 2013;
•	approved the parent-company and consolidated financial statements for 2013.

The Board of Directors, in a meeting also held on April 24, 2014, renewed the term of office of Antoine Frérot as Chairman and CEO.

After this Combined Shareholders' Meeting, Veolia Environnement's Board of Directors consists of fourteen voting directors and one non-voting member (censeur):

  Antoine Frérot, Chairman and CEO;
  Louis Schweitzer, Vice-Chairman and Senior Independent Director;
  Jacques Aschenbroich;
  Maryse Aulagnon;
  Daniel Bouton;
  Caisse des Dépôts et Consignations, represented by Olivier Mareuse;
  Pierre-André de Chalendar;
  Groupama SA, represented by Georges Ralli;
  Marion Guillou;
  Serge Michel;
  Baudouin Prot;
  Qatari Diar Real Estate Investment Company, represented by Khaled Mohamed Ebrahim Al Sayed;
  Nathalie Rachou;
  Paolo Scaroni;
  Paul-Louis Girardot, censeur.

The composition of the four board committees is as follows:

  Accounts and Audit Committee: Daniel Bouton (chairman), Jacques Aschenbroich, Nathalie Rachou and an employee-director (to be nominated at a later date).
  Appointments Committee: Louis Schweitzer (chairman), Pierre-André de Chalendar, Serge Michel and Maryse Aulagnon.
  Remuneration Committee: Louis Schweitzer (chairman), Daniel Bouton, Serge Michel and an employee-director (to be nominated at a later date).
  Research, Innovation and Sustainable Development Committee: Jacques Aschenbroich (chairman), Pierre-André de Chalendar, Paul-Louis Girardot and Marion Guillou.

See www.finance.veolia.com for the results of voting on the resolutions and a full webcast of the Combined Shareholders’ Meeting.

April 24, 2014

Veolia is the global leader in optimized resource management. With over 200,000 employees* worldwide, the company designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, protect and conserve available resources, and to replenish them.

In 2013, Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 86 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia (Paris Euronext: VIE and NYSE: VE) recorded revenue of €22.3 billion* in 2013. www.veolia.com

(*) Excluding Transdev employees and revenue currently under divestment

Contacts

Group Media Relations Laurent Obadia Sandrine Guendoul : + 33 1 71 75 12 52	Investor and analyst relations Ronald Wasylec: + 33 1 71 75 12 23 Ariane de Lamaze: + 33 1 71 75 06 00 T.A. Powers (USA): + 1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2014

VEOLIA ENVIRONNEMENT

By:  /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer